Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

August 26, 2015

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Laura Hatch

Huntington Strategy Shares

SEC File No. 811-22497

Dear Ms. Hatch:

Below please find our responses to your comments with respect to the Securities and Exchange Commission’s review of the Registrant’s Form N-CSR for the period ending April 30, 2015.

Comment:    For future submissions of the Registrant’s 40-17g fidelity bond filing, please include a statement regarding the coverage for a single insured since the bond is jointly held.

Response:    We have inquired with the insurance carrier who indicated the coverage is indicated by listing each entity, as is their standard practice.

Comment:    For the Huntington EcoLogical Strategy ETF, please state how the companies that were in the portfolio on the date of the report were selected in relation to the Fund’s Principal Investment Strategy as stated below with respect to the selection of environmentally conscious companies and in line with an environmentally focused index.

The Fund will primarily invest (at least 65% of total assets) in the U.S. exchange-listed common stock of ecologically-focused companies organized in the U.S. (“U.S. Companies”). The Fund, however, may also invest up to 35% of total assets in the exchange-listed common stock (or the equivalent thereof) and sponsored American Depositary Receipts (“ADRs”) of ecologically-focused companies organized outside the U.S. (“Foreign Companies”). Sponsored ADRs are securities issued by a U.S. bank or trust company with the cooperation of a foreign company evidencing ownership of underlying securities issued by that foreign company. The Fund may invest in companies of all sizes.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Huntington Strategy Shares SEC File No. 811-22497 Page 2

The Advisor will apply the following ecologically-focused criteria to identify the equity securities of U.S. and Foreign Companies. Ecologically-focused companies are companies that have positioned their business to respond to increased environmental legislation, cultural shifts towards environmentally conscious consumption, and capital investments in environmentally oriented projects. These companies include, but are not limited to, all U.S. and Foreign Companies that are components of one or more well-recognized environmentally-focused indices (such as the Dow Jones Sustainability Indexes and the DB NASDAQ OMX Clean Tech Index).

The Fund will also invest in ecologically-focused companies which are not included in a well-recognized environmentally-focused index but generate at least  1⁄3 of their revenues from activities aligned with one or more of the following environmental themes (“Environmental Themes”):

•	Alternative renewable power such as solar, wind, geothermal, hydro or biomass;

•	Alternative renewable fuel such as biofuel, biomass or hydrogen;

•	Alternative engines such as electric, flywheel or micro turbines;

•	Energy efficiency such as energy efficient building materials, power, lighting, heating, or fuel;

•	Resource conservation/healthier use of resources such as recycling or renewable materials; and

•	Healthy lifestyle such as pollution control or organic foods.

A company that is not included in a well-recognized environmentally-focused index or does not generate 1/3 of its revenue from activities aligned with one or more Environmental Themes shall also be considered an ecologically-focused company if the Advisor believes that environmentally conscious trends such as a stronger demand for chemical-free cleaning and farming, recycling, alternative fuel and energy, energy efficiency, pollution control, or environmental cleanup/restoration will positively impact that company’s future revenue (“Environmentally Conscious Companies”). Ecologically-focused companies also include those companies that the Advisor believes demonstrate sustainable environmental practices (“Other Environmental Companies”). Sustainable environmental practices include, but are not limited to, demonstrated progress in:

•	Improving energy and resource efficiency;

•	Reducing emissions from business operations;

•	Financial and operational support of renewable materials and less polluted energy sources; or

•	Using or promoting the use of efficient buildings (measured by such labels as LEED or Energy Star).

Response:    As of April 30, 2015, approximately 94% of the portfolio’s value was represented by companies that are either the components of KLD 400 Social Index (HECO’s benchmark), Dow Jones Global Sustainability Index, MSCI US ESG Index or Calvert Social Index.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Huntington Strategy Shares SEC File No. 811-22497 Page 3

The remaining 6% of the portfolio’s value was represented by companies selected because of their demonstration of sustainable environmental practices, including improving energy and resource efficiency.

The Registrant believes the Fund’s portfolio holdings are consistent with its principal investment strategy.

The Registrant acknowledges that:

1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton

Secretary

Copy to:	Mr. Martin Dean, Chief Compliance Officer
Mr. Dan Brewer, President & Chief Executive Officer
Mr. Bryan W. Ashmus, Treasurer

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.